SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   60443P103
                                 (CUSIP Number)


                               KEVIN B. KIMBERLIN
                            C/O SPENCER TRASK & CO.
                        535 MADISON AVENUE, 18[TH] FLOOR
                              NEW YORK, NY  10022
                              Tel:  (212) 326-9200
                              Fax: (212) 751-3483

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JULY 17, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:  60443P103

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  7,123,084 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  7,123,084 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
       PERSON:  7,123,084 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.83%

14.  TYPE OF REPORTING PERSON:  IN




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

This Amendment No.8 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc., a Delaware corporation (the "Company", formerly Technology Acquisition Corporation).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock and warrants of the Company exercisable for shares of Common Stock reported herein are held directly by: Kevin Kimberlin Partners, L.P. ("KKP"), a Delaware limited partnership; Spencer Trask Enterprise Portfolio LLC, a Delaware limited liability company ("STEP"), Spencer Trask & Co. ("ST&Co."), a Delaware corporation; Spencer Trask Private Equity Fund I LP ("Fund I"), a Delaware limited partnership; and Spencer Trask Private Equity Fund II LP ("Fund II"), a Delaware limited partnership. KKP, STEP, ST&Co., Fund I and Fund II are sometimes collectively referred to herein as the "Spencer Trask Entities". Mr. Kimberlin is the general partner of KKP and the non-member manager of STEP. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of ST&Co. The general partner of each of Fund I and Fund II is Trask Partners LLC, a Delaware limited liability company that is wholly owned by ST&Co. The manager of each of Fund I and Fund II is ST Management LLC, a Delaware limited liability company that also is wholly owned by ST&Co.

On July 20, 2007: ST&Co. exercised 19,278 warrants at an exercise price of $1.15 and received 19,278 shares of Common Stock; Fund I exercised 182,609 warrants at an exercise price of $1.15 and received 182,609 shares of Common Stock; and Fund II exercised 78,261 shares of Common Stock at an exercise price of $1.15 and received 78,261 shares of Common Stock.

The source of funds for the payment of the exercise price by ST&Co. was the working capital of ST&Co. and the source of funds for the payment of the exercise price by Fund I and Fund II were the assets of Fund I and Fund II.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) All of the shares of Common Stock reported herein were acquired for investment purposes. Mr. Kimberlin retains the right, through his control of the Spencer Trask Entities, to change his investment intent from time to time, to, directly or indirectly, acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company beneficially owned by him, directly or indirectly, in any manner permitted by law.

     Mr. Kimberlin presently has no plans or proposals that relate to or would result in any of the following:

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company;

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

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     As part of the ongoing evaluation of his investments and investment alternatives, however, Mr. Kimberlin may consider effecting any of the foregoing transactions and, subject to applicable law, may, directly or indirectly, formulate a plan or plans with respect to such transactions and may, from time to time, hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or third parties regarding such matters. Mr. Kimberlin will further amend the Schedule 13D if there is any material change in his plans with respect to the foregoing. Mr. Kimberlin may also, directly or indirectly, buy and/or sell securities of the Company consistent with his investment objectives.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 7,123,084 shares of Common Stock, which represents beneficial ownership of approximately 13.83% of the Common Stock. Specifically, Mr. Kimberlin may be deemed beneficially to own the 3,547,827 shares of Common Stock and the currently exercisable warrants to purchase up to 3,575,257 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 47,907,265 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of August 10, 2007 in its Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") on August 14, 2007. Beneficial ownership has been determined in accordance with the rules of the Commission.

     (b) Mr. Kimberlin indirectly has the sole power to vote or direct the voting of, and dispose or direct the disposition of, all shares of Common Stock deemed to be beneficially owned by him.

     (c) Since the most recent filing of Schedule 13D through the date of this Statement, the Reporting Person has engaged in the transactions listed below.

     The Reporting Person sold 19, 278 shares of Common Stock in the open market as follows:

--------------------------------------------------------------------------------
DATE                             NUMBER OF SHARES SOLD     PRICE PER SHARE
07/17/2007                       4,200                     $5.35
07/17/2007                       5,800                     $5.35
08/06/2007                       9,278                     $4.64
--------------------------------------------------------------------------------

     On August 15, 2007, the Reporting Person transferred 70,000 shares of Common Stock to Donald Farley ("Farley") pursuant to a loan agreement between Farley and Spencer Trask Specialty Group, LLC, dated as of October 26, 2006.

     On August 15, 2007, the Reporting Person donated 105,263 shares of Common Stock to the entities listed below as follows:

--------------------------------------------------------------------------------
 NAME OF ENTITY                                   NUMBER OF SHARES DONATED
 National Audubon Society of Greenwich             5,263
 The Corporation of Yaddo                         42,105
 Boys & Girls Club of Greenwich                   31,579
 Harvard Business School                           5,263
 David Lynch Foundation (MUM)                     21,053
--------------------------------------------------------------------------------

     (d) With respect to the securities held by Fund I and Fund II, the investors of Fund I and Fund II have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the securities held by each of the other Spencer Trask Entities, no person other than Mr. Kimberlin (indirectly) and such other Spencer Trask Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.



                            [SIGNATURE PAGE FOLLOWS]

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

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2007


                                                   KEVIN B. KIMBERLIN


                                                   /s/ Kevin B. Kimberlin
                                                   -----------------------
                                                   Kevin B. Kimberlin